Exhibit 99.1

Sierra Metals Reports Strong 2018 Production Results and Announces 2019 Production Guidance

  Continuing a 10-year track record of consolidated annual ore throughput growth
  Record quarterly ore throughput at both the Bolivar and Cusi Mines

TORONTO, Jan. 24, 2019 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to report fourth quarter 2018 and full year 2018 production results, as well as 2019 production guidance.  2019 cost and capital expenditure guidance will be provided in February as the planning and costing of various capital projects, which have been recently added or modified, are currently being completed.

Results are from Sierra Metals' three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

2018 Consolidated Production Highlights

  Silver production of 2.7 million ounces; a 17% increase from 2017
  Copper production of 34.0 million pounds; a 27% increase from 2017
  Zinc production of 76.8 million pounds; a 1% increase from 2017
  Lead production of 27.7 million pounds; a 7% decrease from 2017
  Gold production of 7,743 ounces; a 25% increase from 2017
  Total of 2.3 million tonnes processed; a 16% increase from 2017

Fourth Quarter 2018 Production Highlights

  Silver production of 0.7 million ounces; a 41% increase from Q4 2017
  Copper production of 8.9 million pounds; a 20% increase from Q4 2017
  Zinc production of 17.5 million pounds; a 10% decrease from Q4 2017
  Lead production of 7.9 million pounds; a 39% increase from Q4 2017
  Gold production of 2,137 ounces; a 34% increase from Q4 2017

The Company achieved record consolidated quarterly ore throughput during Q4 2018, as well as record quarterly ore throughput from the Bolivar and Cusi Mines. These results continued the Company's successful production increases realized during the first three quarters of 2018, which resulted in strong annual consolidated production figures.

Metal production at Yauricocha increased 14% in Q4 2018 compared to Q4 2017 due to 5% higher ore throughput, higher head grades of all metals, except zinc, and higher lead and gold recoveries. At Bolivar, 20% higher ore throughput, and higher silver and gold head grades resulted in a 16% increase in copper equivalent pounds produced in Q4 2018 compared to Q4 2017. The Cusi Mine realized a 258% increase in throughput which resulted in a 70% increase in silver equivalent ounces produced during Q4 2018 compared to Q4 2017.

During 2018, the annual consolidated production of silver, copper, zinc and gold increased 17%, 27%, 1%, and 25%, respectively, while annual consolidated lead production decreased 7% compared to 2017.

Igor Gonzales, President and CEO of Sierra Metals, commented: "I am very pleased with the Company's strong Q4 production results, which contributed to a solid year of production in 2018. The Company continues to reap the benefits of the successful operational improvement programs at all Mines.

The Company has completed expansion work at the Bolivar Mine and is ramping up to 3,600 tonnes per day while also implementing a throughput expansion at Cusi to 1,200 tonnes per day.  The Company has also completed all of the necessary work and has submitted all of the required documentation to the authorities in Peru for its Yauricocha mine and expects to receive its Environmental Impact Assessment permit shortly.  Furthermore, the Company has almost completed updated Life of Mine Plans, and is working to complete Pre-Feasibility and Feasibility studies, based on the encouraging PEA's results released for all three Mines, demonstrating positive economics, and supporting the potential for future important production expansions.

At Yauricocha, during Q4 2018, we have completed the refurbishment of the lower part of the Mascota Shaft as well as the infrastructure and tie-ins for the Yauricocha tunnel, allowing for faster turn-around in the cycle time of the trolley locomotives, and providing for increased capacity and handling of larger volumes of ore and waste. Tonnage through the tunnel can be ramped up further as larger locomotives and ore cars are added in the future.

In Q1 2019 the Yauricocha shaft continues to be sunk to the 1270 level to provide access to further reserves and resources at the Mine and loading pockets will be added later this year on the 1210 level. Also, work will commence on a ramp connecting the 920 level with the 720 level at Yauricocha providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the mine."

He concluded, "2019 will be an important year for the Company as we ramp up production in Mexico while continuing to modernize and improve all Mines implementing best operational practices. These changes should allow the Company to increase metal production to new highs. Our Company wide ongoing brownfield exploration programs should also lead to further significant growth in reserves and resources, which will add to the value of our assets during the year ahead."

Consolidated Production Results

Consolidated Production	3 Months Ended			12 Months Ended			2018 Guidance
	Q4 2018	Q4 2017	% Var	Q4 2018	Q4 2017	% Var	Low	High

Tonnes processed (mt)	599,297	498,199	20%	2,325,288	1,998,738	16%
Daily throughput	6,849	5,694	20%	6,644	5,711	16%

Silver ounces (000's)	701	496	41%	2,716	2,317	17%	2,474	2,886
Copper pounds (000's)	8,932	7,471	20%	33,968	26,775	27%	32,700	38,100
Lead pounds (000's)	7,948	5,736	39%	27,714	29,704	-7%	19,100	22,300
Zinc pounds (000's)	17,545	19,545	-10%	76,831	76,088	1%	62,900	73,400
Gold ounces	2,137	1,591	34%	7,743	6,197	25%	6,700	7,800

Silver equivalent ounces (000's)(1)	4,445	4,078	9%	17,988	14,865	21%	13,900	16,210
Copper equivalent pounds (000's)(1)	23,447	21,856	7%	95,184	90,354	5%	89,184	104,005
Zinc equivalent pounds (000's)(1)	56,287	47,287	19%	215,053	193,152	11%	183,830	214,468

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au.
Silver equivalent ounces and copper and znc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $/1.06lb Pb, $1.32/lb Zn, $1,265/oz Au

Yauricocha Mine, Peru

The Yauricocha Mine processed a total of 1,106,649 tonnes during 2018, representing an 8% increase from 2017, and 268,363 tonnes in Q4 2018, representing a 5% increase compared to Q4 2017. Zinc equivalent metal production in Q4 2018 increased by 14% due to higher ore throughput, higher head grades for all metals, except zinc, and higher lead and copper recoveries. The higher lead head grades and lead production realized during Q4 2018 was the result of increased production from the cuerpos chicos that contained higher lead grades during the quarter. Higher copper head grades and lower zinc head grades resulted from the inclusion of certain copper-enriched zones at Esperanza, polymetallic ore from the Central Mine Zone, and a small inclusion of polymetallic ore from the cuerpos chicos.

Year over year zinc equivalent production was 7% higher in 2018 compared to the prior year. Copper Production was 43% higher, zinc production 2% higher, and gold production was 18% higher. This was partially offset by a 5% decrease in silver production, and a 5% decrease in lead production from 2017.

A summary of production from the Yauricocha Mine for Q4 2018 has been provided below:

Yauricocha Production	3 Months Ended			12 Months Ended
	Q4 2018	Q4 2017	% Var	Q4 2018	Q4 2017	% Var

Tonnes processed (mt)	268,363	254,933	5%	1,106,649	1,023,491	8%
Daily throughput	3,067	2,914	5%	3,162	2,924	8%

Silver grade (g/t)	64.06	53.57	20%	60.32	67.13	-10%
Copper grade	1.06%	0.80%	33%	0.97%	0.79%	22%
Lead grade	1.51%	1.19%	27%	1.30%	1.48%	-12%
Zinc grade	3.41%	3.91%	-13%	3.55%	3.74%	-5%
Gold Grade (g/t)	0.57	0.55	3%	0.58	0.54	7%

Silver recovery	72.66%	75.13%	-3%	72.85%	74.82%	-3%
Copper recovery	74.89%	78.86%	-5%	70.84%	65.45%	8%
Lead recovery	84.42%	81.32%	4%	83.75%	83.64%	0%
Zinc recovery	87.07%	88.25%	-1%	88.74%	89.14%	0%
Gold Recovery	17.20%	16.02%	7%	16.63%	16.30%	2%

Silver ounces (000's)	402	330	22%	1,563	1,653	-5%
Copper pounds (000's)	4,702	3,567	32%	16,741	11,719	43%
Lead pounds (000's)	7,528	5,431	39%	26,520	27,934	-5%
Zinc pounds (000's)	17,545	19,393	-10%	76,761	75,151	2%
Gold ounces	850	723	18%	3,403	2,894	18%

Zinc equivalent pounds (000's)(1)	40,640	35,758	14%	157,151	146,816	7%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $/1.06lb Pb, $1.32/lb Zn, $1,265/oz Au

Bolivar Mine, Mexico

The Bolivar Mine processed 1,031,750 tonnes in 2018, representing a 16% increase over 2017. Q4 2018 record throughput was 272,645 tonnes, which was 20% higher when compared to Q4 2017. The higher throughput and higher gold and silver head grades resulted in a 16% increase in copper equivalent production in Q4 2018 compared to Q4 2017. The increase in throughput was due to the work performed to increase the profile of the ramps and main access drives to 5 meters wide x 5 meters high within the mine to provide access to larger conventional road dump trucks as well as articulating 6-wheel trucks to move higher volumes of ore out of the mine. The development work performed during the year resulted in increased access to more minable stopes which also contributed to the higher throughput. The Company is pleased with the progress made on the expansion plans at the Bolivar Mine. With the early completion of construction at the Piedras Verdes Mill, we expect to deliver on the goal of a 20% increase in production from 3,000 TPD to 3,600 TPD, in Q1 2019.

Copper equivalent production at the Bolivar Mine increased 16% in 2018 compared to 2017, with copper production 14% higher, silver production 38% higher, and gold production 38% higher.  In Q4 2018, copper production increased by 8% to 4,230,000 pounds, silver production increased 53% to 128,000 ounces, and gold production increased 47% to 1,163 ounces compared to Q4 2017. The 16% increase in copper equivalent production was driven by higher throughput, and higher silver and gold head grades.

A summary of production for the Bolivar Mine for Q4 2018 has been provided below:

Bolivar Production	3 Months Ended			12 Months Ended
	Q4 2018	Q4 2017	% Var	Q4 2018	Q4 2017	% Var

Tonnes processed (mt)	272,645	226,986	20%	1,031,750	887,237	16%
Daily throughput	3,116	2,594	20%	2,948	2,535	16%

Copper grade	0.89%	0.94%	-6%	0.95%	0.96%	-2%
Silver grade (g/t)	19.00	14.67	30%	17.69	14.93	19%
Gold grade (g/t)	0.21	0.16	30%	0.17	0.17	3%

Copper recovery	79.27%	83.03%	-5%	79.95%	79.82%	0%
Silver recovery	77.14%	78.35%	-2%	77.08%	76.88%	0%
Gold recovery	64.29%	68.42%	-6%	68.55%	59.50%	15%

Copper pounds (000's)	4,230	3,904	8%	17,227	15,056	14%
Silver ounces (000's)	128	84	53%	452	327	38%
Gold ounces	1,163	791	47%	3,968	2,880	38%

Copper equivalent pounds (000's)(1)	5,426	4,677	16%	21,323	18,338	16%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $/1.06lb Pb, $1.32/lb Zn, $1,265/oz Au.

Cusi Mine, Mexico

Annual production at the Cusi Mine was 186,889 tonnes in 2018, which was 112% higher than 2017. Total ore processed increased 258% to 58,289 tonnes during Q4 2018 compared to Q4 2017. The higher throughput was partially offset by lower head grades and recoveries for all metals, but still resulted in a 70% increase in silver equivalent production in Q4 2018 compared to Q4 2017.

Silver equivalent production increased 48% during 2018 compared to 2017, as silver production increased 108% to 700,000 ounces, while gold production decreased 12% to 372 ounces, lead production decreased 33% to 1,194,000 pounds and zinc production decreased 92% to 71,000 pounds. However, during Q4 2018, silver, gold, and lead production were 107%, 62%, and 38% higher than Q4 2017, respectively.

The increase in throughput was partially the result of the Company's successful development and mining of ore from the recently discovered high-grade silver stockwork zone located within the Santa Rosa de Lima ("SRL") vein complex. This mineralized zone extends to over 100 meters in length, 40 meters in width and 70 meters in height. Our development plan is now incorporating the wider dimensions of this zone.

A summary of production for the Cusi Mine for Q4 2018 has been provided below:

Cusi Production	3 Months Ended			12 Months Ended
	Q4 2018	Q4 2017	% Var	Q4 2018	Q4 2017	% Var

Tonnes processed (mt)	58,289	16,280	258%	186,889	88,011	112%
Daily throughput	666	186	258%	534	251	112%

Silver grade (g/t)	111.10	178.60	-38%	140.17	164.93	-15%
Gold grade (g/t)	0.16	0.25	-36%	0.16	0.26	-38%
Lead grade	0.41%	0.97%	-58%	0.36%	1.12%	-68%
Zinc grade	0.49%	1.00%	-50%	0.40%	1.13%	-64%

Silver recovery	82.06%	88.15%	-7%	83.10%	72.17%	15%
Gold recovery	40.72%	58.09%	-30%	39.14%	58.40%	-33%
Lead recovery	80.61%	87.65%	-8%	79.92%	81.26%	-2%
Zinc recovery	0.00%	42.50%	-100%	4.26%	42.56%	-90%

Silver ounces (000's)	171	82	107%	700	337	108%
Gold ounces	124	77	62%	372	423	-12%
Lead pounds (000's)	421	305	38%	1,194	1,769	-33%
Zinc pounds (000's)	0	152	-100%	71	937	-92%

Silver equivalent ounces (000's)(1)	207	122	70%	813	550	48%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au.

Silver equivalent ounces and copper and zinc
equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $/1.06lb Pb, $1.32/lb Zn, $1,265/oz Au.

2019 Production Guidance

The Company anticipates that 2019 silver equivalent production will range between 19.5 to 21.8 million ounces, copper equivalent production will range between 107.0 to 119.9 million pounds, and zinc equivalent production will range between 261.5 to 292.9 million pounds. The increase in 2019 guidance for silver ounces and copper pounds compared to the actual 2018 production is due to the significant throughput and recovery increases planned at Bolivar and Cusi. At Yauricocha, higher copper production should be realized due to consistent copper head grades and improvement to recoveries expected from the various areas planned to be mined from the copper areas in the Esperanza Zone during 2019.

A table summarizing 2019 production guidance has been provided below:

	2019 Guidance		2018
	Low	High	Actual
Silver ounces (000's)	3,730	4,176	2,716
Copper pounds (000's)	45,000	50,400	33,968
Lead pounds (000's)	25,500	28,600	27,714
Zinc pounds (000's)	72,400	81,100	76,831
Gold ounces	8,100	9,000	7,743
Silver equivalent ounces (000's)(1)	19,478	21,812	17,988
Copper equivalent pounds (000's)(1)	107,035	119,858	95,184
Zinc equivalent pounds (000's)(1)	261,545	292,880	215,053

(1) 2019 Silver equivalent ounces, copper and zinc equivalent pounds were calculated using the following metal prices: $16.65/oz Ag, $3.03/lb Cu, $1.01/lb Pb, $1.24/lb Zn, $1,275/oz Au

Quality Control

All technical production data contained in this news release has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gordon Babcock, P. Eng., Chief Operating Officer, Sierra Metals Inc., + 1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 06:50e 24-JAN-19